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David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

August 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Seamus O’Brien

         Christina DiAngelo Fettig

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”): Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-14, filed on August 16, 2024

File Numbers 333-280465; 811-22549

Ladies and Gentlemen:

This letter is in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by phone (the “Comments”) on August 20, 2024, relating to Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-14 filed August 16, 2024, regarding the reorganization (the “Reorganization”) of the Essential 40 Stock Fund, a series of the Trust (the “Target Fund”), into the Essential 40 Stock ETF, a series of the Trust (the “Acquiring Fund” and together with the Target Fund, the “Funds”). Defined terms used and not defined herein have the meanings given to them in the Registration Statement.

Staff Accountant’s Comments

Questions and Answers

Comment #1

Under the “Questions and Answers” section on page vii of the Prospectus, under the question “Will the fees and expenses of the Acquiring Fund be the same as the fees and expenses of the Target Fund?”, it states that “[f]following the Reorganization, it is expected that the Acquiring Fund will have same gross and net expense ratio as the Target Fund” Please revise this sentence in the 497 to conform to disclosure elsewhere if the N-14 that the Acquiring Fund will have a lower gross expense ratio and the same net expense ratio as the Target Fund.

Response #1

       The Registrant confirms that it will revise this sentence in the 497 filing to conform to disclosure elsewhere in the N-14 that the Acquiring Fund will have a lower gross expense ratio and the same net expense ratio as the Target Fund.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

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